Exhibit 99.1

Hut 8 Expands Talent Roster with New Head of Marketing Role

Aligned to its holistic ESG objectives, the leading miner increases representation of women on its executive management team from 40% to 50%

TORONTO, Feb. 2, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce the appointment of Erin Dermer to the new role of Vice President Communications, Marketing and Public Affairs, effective today. Ms. Dermer will work alongside the Company's diverse and ambitious talent roster under the direction of CEO Jamie Leverton to ensure that the rapidly growing prominence of Hut 8 is visible across Canada and in international markets.

Ms. Dermer brings more than 20 years of experience leading national public affairs and digital marketing mandates to promote and protect some of Canada's top companies, including a decade at Telus Communications Inc. She has served as a trusted advisor to C-suite executives in the technology, transportation, retail, and resource-mining sectors, leading corporate communications for major international mergers-and-acquisitions, product launches, strategic partnerships, regulatory issues and security incidents.

"We are thrilled to welcome Erin to Hut 8 and know that her expertise will bring great value to the Company as we continue to grow," said Jaime Leverton, Chief Executive Officer of the Company. "When we developed this role, we knew we wanted an avid storyteller that could leverage experience in corporate communications and technology with skill and passion. We've found the perfect fit in Erin and we can't wait to get started."

Over the last two decades, Ms. Dermer had led digital marketing and influencer relations campaigns with key players in blogging, YouTube, Instagram, TikTok and other social media communities, as well as industry experts across an array of fields. As a public affairs specialist, Ms. Dermer has conceptualized and launched strategies that successfully engaged elected officials, bureaucrats and key voter segments to significantly boost brand sentiment.

"It has been exciting to see Hut 8 grow with speed and confidence as it's pursued a unique, diversified corporate strategy over the last few years and I am delighted to join such a talented team," said Ms. Dermer. "The burgeoning blockchain and cryptocurrency industry brings immense opportunities to connect more people to the benefits of its technology with a strong communications strategy."

About the Company:

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business building technologists, bullish on bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. Hut has been supporting open and decentralized systems since 2018. With two digital asset mining sites located in energy rich Alberta and a third site in North Bay, Ontario Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. The company recently purchased the cloud and colocation data center business from TeraGo Inc, establishing Hut 8 as a leading high-performance computing platform, providing unique positioning for the Company within the digital asset ecosystem. The Data Center Business spans from Toronto to Vancouver with over 36,000 square feet of geo-diverse data center space powered by renewable energy sources. With this acquisition, Hut 8 is bridging traditional and nascent forms of high-performance compute, taking an unconventional approach to revolutionizing conventional assets, creating the first hybrid data center model that serves both the traditional high performance compute (web 2.0) and nascent digital asset computing sectors and web 3.0. Hut 8 has established a Tier 0 to Tier 4 computing platform and allocated digital asset mining and open-source distributed ledger technology to conventionally underutilized areas in a conventional high performance compute data center. The platform consists of approximately 400 commercial customers, across a variety of industry verticals including gaming, visual effects and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming and web 3.0 industries. We envision a future of robust infrastructure offering to provide economies of scale, and economies of scope in the high-performance computing and the growing application development in web 3.0 and the digital asset ecosystem. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding the Company's ability to grow, the Company's rapidly growing prominence across Canada and in international markets, the Company's ability to leverage communications, and the Company's ability retain and attract a diverse and ambitious talent roster.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including that the anticipated timing for completion of the construction and development activities at the Company's third mining site in North Bay, Ontario will be further delayed as a result of global supply chain impacts, the Company's ability to make interest payments on any drawn portions of loan with Trinity Capital, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 02-FEB-22